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                                                           UNITED STATES
                                                 SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549



                                                            SCHEDULE 13D

                                              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                                         (AMENDMENT NO. 4 )*

                                                            CALTON, INC.
------------------------------------------------------------------------------------------------------------------------------------
                                                          (Name of Issuer)

                                                            COMMON STOCK
------------------------------------------------------------------------------------------------------------------------------------
                                                   (Title of Class of Securities)

                                                              131380503
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                                                           (CUSIP Number)

                       Anthony J. Caldarone, 2013 Indian River Boulevard, Vero Beach, FL 32963 (772) 794-1414
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                   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                           August 29, 2003
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                                       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule
13D, and is filing this schedule because of Rule 13d1(b)(3) or (4), check the following box |_|.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See
ss.240.13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                            SCHEDULE 13D

---------------------------------------------------                                         ----------------------------------------

CUSIP NO.    131380503                                                                                PAGE    2    OF    5    PAGES
          -----------------                                                                                -------    -------
---------------------------------------------------                                         ----------------------------------------

---------- -------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Anthony J. Caldarone

---------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (A) [ ]

           Mr. Caldarone expressly disclaims the existence of a group between himself and his wife, Joyce P. Caldarone.    (B) [X]
           Mr. Caldarone also disclaims any beneficial interest in the 456,240 shares held by his wife.
---------- -------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY



---------- -------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS

                    P.F.

---------- -------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                    N/A
---------- -------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S. Citizenship

---------- -------------------------------------------------------------------------------------------------------------------------
     NUMBER OF SHARES        7        SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                       4,481,000
---------------------------- -------- ----------------------------------------------------------------------------------------------
                             8        SHARED VOTING POWER

                                               0
---------------------------- -------- ----------------------------------------------------------------------------------------------
                             9        SOLE DISPOSITIVE POWER

                                               4,481,000
---------------------------- -------- ----------------------------------------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                               0
---------------------------- -------- ----------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,481,000 sole voting and sole dispositive power. Includes 159,000 shares subject to stock options which are exercisable within 60 days.
---------- -------------------------------------------------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

           Does not include 456,240 shares held by Joyce P. Caldarone, the wife of Mr. Caldarone, as to which shares he disclaims any beneficial interest.
---------- -------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    47.9%
---------- -------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
---------- -------------------------------------------------------------------------------------------------------------------------
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                                 AMENDMENT NO. 4

                                       TO

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


--------------------------------------------------------------------------------

     This Amendment No. 4 amends and supplements the Statement on Schedule 13D, as amended and supplemented to date, relating to the shares of Common Stock of Calton, Inc. previously filed by Anthony J. Caldarone (the "Reporting Person"). Such Statement on Schedule 13D as so amended and supplemented is referred to as the "Schedule 13D".

ITEM 1.   IDENTITY AND BACKGROUND

     This Schedule 13D relates to the Common Stock, par value $.05 per share ("Common Stock"), of Calton, Inc., a New Jersey corporation (the "Company").

     The principal executive offices of the Company are located at 2013 Indian River Boulevard, Vero Beach, Florida 32960.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  Anthony J. Caldarone.

     (b)  Business address: 2013 Indian River Boulevard, Vero Beach, Florida
          32963.

     (c) Chairman and Chief Executive Officer of Calton, Inc., located at 2013 Indian River Boulevard, Vero Beach, Florida 32960.

     (d) During the past five years, Anthony Caldarone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years Anthony Caldarone has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  U.S. Citizen.

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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Caldarone used personal funds in acquiring the shares of Common Stock of the Company. Mr. Caldarone occasionally uses borrowed funds to purchase securities.

ITEM 4.   PURPOSES OF TRANSACTIONS

     On August 29, 2003, Mr. Caldarone purchased 2,597,000 shares of Common Stock from the Company in a private transaction at a price of $.24 per share. The shares were purchased for long term investment purposes. On the same date, the Company (i) sold an additional 1,903,000 shares of Common Stock to other officers of the Company at a price of $.24 per share, (ii) completed the acquisition of 35 residential lots in Vero Beach, Florida and (iii) announced that it intends to complete the construction of the 35 lots and explore additional homebuilding opportunities.

     Mr. Caldarone serves as Chairman of the Board and Chief Executive Officer of the Company. Other than as described above in this Item 4, Mr. Caldarone has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g) (4) of the Act, as amended or (j) any action similar to those enumerated above; however, as Chairman and Chief Executive Officer of the Company, Mr. Caldarone may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to the Board of Directors of the Company or other parties with respect to such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY

          (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Caldarone as of the date of this Schedule 13D is 4,937,240 shares, or approximately 52.8% of the class of securities identified in Item 1 based on 4,696,840 shares of Common Stock outstanding as of July 14, 2003, as reported in the Company's Report on Form 10-Q for the quarter ended May 31, 2003 plus an additional 4,500,000 shares of Common Stock issued to officers of the Company on August 29, 2003 (including the 2,597,000 shares issued to Mr. Caldarone). This 4,937,240 shares of Common Stock includes (i) 456,240 shares owned by

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Joyce P. Caldarone, Mr. Caldarone's wife, as to which he disclaims any beneficial ownership and (ii) 159,000 shares subject to stock options exercisable within 60 days.

          (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, or shared power to dispose or indirect the disposition for the Reporting Person is set forth in the cover page and such information is incorporated herein by reference.

          (c) Except as described above, Mr. Caldarone has had no transactions in the class of securities reported herein during the past 60 days.

          (d)     Not applicable.

          (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     Except as set forth in this Schedule 13D, to the best knowledge of Mr. Caldarone, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     A. Stock Purchase Agreement (incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-QSB for the quarter ended May 31, 2003 filed with the Securities and Exchange Commission on July 15, 2003)

     B.   Amendment to Stock Purchase Agreement


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2003

                                                 /s/ Anthony J. Caldarone
                                                 -------------------------------
                                                 Anthony J. Caldarone

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                                                                       EXHIBIT B
                                  AMENDMENT TO
                            STOCK PURCHASE AGREEMENT
                            ------------------------


     This Amendment to Stock Purchase Agreement (the "Amendment") dated as of June 26, 2003 by and among Calton, Inc., a New Jersey corporation (the "Company"), and each of Anthony J. Caldarone, John G. Yates, Maria F. Caldarone and Laura A. Camisa (each a "Buyer" and collectively the "Buyers").

     WHEREAS, the Company and the Buyers have entered into that certain Stock Purchase Agreement dated as of June 26, 2003 (the "Stock Purchase Agreement");

     WHEREAS, it was the intention of the Company and the Buyers that the purchase price of the Common Stock set forth in the Stock Purchase Agreement be not less than the greater of the book value and the market price of the Common Stock as of the date of the Stock Purchase Agreement, as each of such prices is determined pursuant to the policies and procedures of the American Stock Exchange;

     WHEREAS, in order to adhere to the Listing Standards, Policies and Requirements of the American Stock Exchange, the parties hereto wish to amend the purchase price of the Common stock set forth in the Common Stock, retroactive to the date of the Stock Purchase Agreement;

     NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and of other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. AMENDMENT OF SECTION 1. Section 1 of the Stock Purchase Agreement is hereby amended to change the reference to $.22 per share to $.24 per share.

2. COUNTERPARTS. This Amendment may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

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     IN WITNESS WHEREOF, the parties hereto have executed this Amendment or caused this Amendment to be executed by their duly authorized corporate officers as of this 14th day of August, 2003 to be effective retroactive to June 26, 2003.

                                          CALTON, INC.


                                     By:  /s/ Thomas C. Corley
                                          --------------------------------------
                                   Name:  Thomas C. Corley
                                  Title:  Treasurer and Chief Financial Officer

                                          /s/ Anthony J. Caldarone
                                          --------------------------------------
                                          Anthony J. Caldarone


                                          /s/ John G. Yates
                                          --------------------------------------
                                          John G. Yates


                                          /s/ Maria F. Caldarone
                                          --------------------------------------
                                          Maria F. Caldarone


                                          /s/ Laura A. Camisa
                                          --------------------------------------
                                          Laura A. Camisa



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